# Cern Corporation



# ANNUAL REPORT

31891 Via Oso

Coto de Caza, CA 92679

(949) 306-7160

www.cerndevice.com

This Annual Report is dated April 19, 2024.

## BUSINESS

Cern Corporation, Inc. (Cern) is an emerging women's health and medical device company based in Southern California commercializing a safe, effective, first-in-class, non-drug therapeutic treatment for fungal and bacterial vaginosis. Cern's patent-protected product is a tampon-sized insertable device that delivers low-energy microbicidal light directly to the site of infection. The Cern Device ™ addresses a global unmet need for an alternative therapy, not dependent on broad-spectrum antibiotic, or antifungal drugs to treat a significant population of women who are unable to utilize or respond poorly to conventional drug-based treatment due to poor immunocompetency, drug-resistant pathogen, persistent or recurrent infections, adverse drug interactions as well as pregnancy. Cern has been granted both utility and design patents for our principle device referred as The Cern Device for treatment of fungal and bacterial GYN indications. Cern has also received a supportive assessment as to "Freedom to Operate". Cern has filed for patents internationally. Additional utility patents have also been filed with the USPTO.

## Previous Offerings

The Company has not had any recent offering of securities in the last three years.

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

### Operating Results - 2023 Compared to 2022

How long can the business operate without revenue:

Cern Corporation has been engaged in research and development of a novel treatment for fungal and bacterial vaginosis. The company has spent initial years validating science as well market potential. Only when utility patents were granted to Cern did we fully engage in research and development. Covid hitting in 2019 stagnated efforts to some degree. In 2022, Cern had developed significant foundational material so as to move further toward our first round of external funding. A raise of $1,070,000 via Start Engine has the ability to finance Cern Corporation for up to 24 months. These funds will principally be used for hardware/device development as well as microbiology research and development including in vitro and ex vivo microbiology which have been brought "in-house".

and development including in vitro and ex vivo microbiology which have been brought "in house".

Foreseeable major expenses based on projections:

Cern sees our major expense areas for this round of finance to be as follows...

Microbiology: Cern has the ability to conduct in vitro and ex vivo microbiology in house providing a significant cost advantages over work assigned out to contract research organizations (CRO's). Although reduced, expenditures associated with testing for pathogen susceptibility, cytotoxicity and dose response remain a major focal area. The end result is an early feasibility study focused on first in human clinical trial.

Hardware Development: Cern will work with an outside engineering resource for comprehensive development of The Cern Device. Stages of development include a minimally viable device which meets appropriate design, safety and quality standards so as be appopriate for early feasibility tests under guidelines of being an Investative Device Execption (IDE) submitted to an Independent Review Board (IRB) so as to facility

In Vivo animal "Safety": There is no animal model for testing efficacy using pathogens associated with human yeast and bacterial infection of the lower GYN tract. as such, animal testing is limited to "safety only".

Early Feasibility Study: Will be conducted at a women's clinic associated with a significant healthcare provider principally located in the Western States. Cern will likely be aided by an external organization who will facilitate an early feasibility clinical study.

Payroll: In-house payroll will be limited and likely not exceed two full-time employees focused on management of the overall development process as well as an in-house engineering resource responsible for product development with oversight of the external contract development house for hardware.

Intellectual Property: Cern has significant IP now granted and in-place. Cern will continue to evolve papents already under review by the USPTO as well as increase the breadth of our IP so as to cover Cern internationally in key regions of the world. Additional provisional patents are and have been filed which will necessitate support.

Future operational challenges: Operational challenges may include
Hardware development
Regulatory guidance
Software development to operate the device externally
Future challenges related to capital resources:
Future challenges associated with capital resources will involve having sufficient capital to address the following areas:
Key team Positions: These will include in house engineering resource/resources as well as marketing and sales.

Hardware development: Cern will work with an appropriate medical deveice, hardware organization who's focus will be the productization of a commercially viable product inclusive of all requisite features.

Software development: The Cern Device is a platform for women's health. As such, the Smartphone will be leveraged as the principal means of control.

Comprehensive clinical evaluation and management of trial: Cern will move to a comprehensive clinical trial which will be regional thrughout the US so as to better understand use of the device incorporating multi-ethnic and regional diversity.

Future milestones and events:

Key Milestones are essential to any company's growth in valuation and return on shareholder investment. Key milestones for Cern involve Development of minimally viable device (MVD), Early Feasibility Study with supportive results respective of safety and efficacy followed by comprehensive development of a commercially viable device inclusive of key features. This commercially viable device will be tested in an extensive clinical trial nationally. Using results from our clinical study, Cern will then submit for FDA clearance. Market adoption will then be our focus. Cern will leverage relationships with Key Opinion leaders and clinics for placement and use of The Cern Device.

**Liquidity and Capital Resources**

At December 31, 2023, the Company had cash of $174,972.00. *[The Company intends to raise additional funds through an equity financing.]*

**Debt**

Creditor: Greenberg Traurig Law / GTLaw

Amount Owed: $54,000.00

Interest Rate: 0.0%/o

Upon adequate funding of Cern at what is typically that of Series A

Creditor: Gregg Klang, CEO and President

Amount Owed: $25,000.00

Interest Rate: 6.0%

# DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Gregg A. Klang

Gregg A. Klang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, CFO

Dates of Service: February, 2016 - Present

Responsibilities: All aspects of strategy and day to day operations. Gregg holds 14,153,195 Common Stock and draws a salary of $36,000 yearly at this time.


Other business experience in the past three years:

Employer: Nuance Energy

Title: VP of Sales

Dates of Service: September, 2017 - November, 2019

Responsibilities: Business Development

Other business experience in the past three years:

Employer: Sandler Partners

Title: Director of Business Development

Dates of Service: January, 2011 - Present

Responsibilities: This is an independent contractor role enabling my to maintain telecom revenue from various contracts sold on commissions only basis.

Name: Annette M. Walker

Annette M. Walker's current primary role is with City of Hope. Annette M. Walker currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors

Dates of Service: July, 2021 - Present

Responsibilities: Strategy. Currently does not take a salary but receives equity compensation with Non Statutory Options totaling: 136,000


Other business experience in the past three years:

Employer: City of Hope

Title: President, Orange County Region

Dates of Service: July, 2018 - Present

Responsibilities: Developing a world-class cancer center and network of care to deliver breakthrough therapies at lifesaving speed to the 3.2 million residents of Orange County. Recruiting the best-in-the-nation for clinical research, advanced treatments, and highly innovative prevention and early diagnosis. Noted by several Orange County organizations as a top community influencer and advocate who is rapidly transforming the regional health care landscape.

Name: Dr. David C. Lagrew

Dr. David C. Lagrew's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors

Dates of Service: July, 2021 - Present

Responsibilities: Strategy. Currently does not take a salary and is compensated by equity in Cem Corporation receives but equity compensation with Non Statutory Options totaling: 136,000

Other business experience in the past three years:

Employer: Providence St. Joseph

Title: Executive Medical Director, Women's Services

Dates of Service: October, 2016 - July, 2022

Responsibilities: Regional Executive Medical Director for Women's Services to develop the Ministry's Centers of Excellence and regional Clinical Institute of Women's Health. Aligning efforts with the Providence Health System's Women's initiatives.

Other business experience in the past three years:

Employer: Hoag Hospital

Title: Chief of Service, Maternal Fetal Medicine

Dates of Service: July, 2022 - Present

Responsibilities: American Board of Preventive Medicine - Clinical Informatics

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Gregg A. Klang

Amount and nature of Beneficial ownership: 14,153,195

Percent of class: 94.0

## RELATED PARTY TRANSACTIONS

Name of Entity: Gregg A. Klang

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Infusion of capital by founder for continued operations.

Material Terms: The CEO has personally funded the Company and had non-interest bearing, due on demand, payables outstanding as of December 31st, 2020 and 2021 in the amounts of $105,253 and $2,513, respectively. These balances were converted to common shares.

## OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,337,500 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 15,008,275 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Certain holders of Common Stock have material rights laid out in the Company's Stockholder Agreement. StartEngine investors will not be signing onto the Stockholder Agreement. The material rights laid out in the Stockholder Agreement are as follows:

Liquidation Rights

Restrictions on Transfer

Right of First Refusal

Drag-Along Rights

Non-Competition

Preferred Stock

The amount of security authorized is 10,000,000 with a total of O outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

B. Preferred Stock

The Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized to provide for the issue of any or all of the unissued and undesignated shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by the DGCL.

3. Liquidation Rights. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, in the event of a liquidation, dissolution or winding-up of the Corporation, the holders of the Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held by them.

**What it means to be a minority holder**

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of

a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth

less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, prefer·r·ing to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Cern Corporation initially was formed on February 10th, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cern Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that The Cern Device is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns Utility and Design patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will

need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not

having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on outside government regulations such as the FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Cern Corporation or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Cern Corporation could harm our reputation and materially negatively impact our financial condition and business.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)  to the Company;

(2)  to an accredited investor;

(3)  as part of an offering registered with the SEC; or

(4)  to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 19, 2024.

**Ce1·11 Corporation**

By  /s/ *Gregg A. Klang*

      Name: Cern Corporation

      Title:   CEO

---

Exhibit A

**FINANCIAL STATEMENTS**

---



*cern1cor(')orat10 n*
YOURNCERN ISOUR CONCERN

I, Gregg A. Klang, the Chief Executive Officer of Cern Corporation, hereby certify that the financial statements of Cern Corporation and notes thereto for the periods ending December 31st, 2022 and December 31st 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023, the amounts reported on our tax returns were total income of $_Zero_____ ; taxable income of $_ Zero___ and total tax of $_Zero_____ .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12th day of March, 2023.

_____ (Signature)

CEO, Cern Corporation, Inc. (Title)

April 6th, 2024

# Cern Corporation

## Balance Sheet

As of December 31, 2023

|  | TOTAL | |
| --- | --- | --- |
|  | AS OF DEC 31, 2023 | AS OF DEC 31, 2022 (PP) |
| **ASSETS** | | |
| Current Assets | | |
| Bank Accounts | | |
| Cash & Cash Equivalent | | |
| Cash | 73,972.07 | 219,757.37 |
| Certificate of Deposit | 100,000.00 | |
| **Total Cash & Cash Equivalent** | **173,972.07** | **219,757.37** |
| **Total Bank Accounts** | **$173,972.07** | **$219,757.37** |
| Other Current Assets | | |
| 1399 Accounts Receivable | 0.00 | 0.00 |
| **Total Other Current Assets** | **$0.00** | **$0.00** |
| **Total Current Assets** | **$173,972.07** | **$219,757.37** |
| **TOTAL ASSETS** | **$173,972.07** | **$219,757.37** |
| **LIABILITIES AND EQUITY** | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | | |
| 2000 Accounts Payable | 54,111.00 | 54,985.25 |
| **Total Accounts Payable** | **$54,111.00** | **$54,985.25** |
| Credit Cards | | |
| CC- Accrued Expenses | 2,058.35 | 1,047.71 |
| **Total Credit Cards** | **$2,058.35** | **$1,047.71** |
| Other Current Liabilities | | |
| 2299 Other Payable- Founder | 28,512.56 | 28,512.56 |
| **Total Other Current Liabilities** | **$28,512.56** | **$28,512.56** |
| **Total Current Liabilities** | **$84,681.91** | **$84,545.52** |
| **Total Liabilities** | **$84,681.91** | **$84,545.52** |
| Equity | | |
| 3000 Common Stock | | |
| 3001 Common Stock at Par | 148,596.04 | 148,596.04 |
| 3100 APIC | 0.00 | -91.44 |
| **Total 3000 Common Stock** | **148,596.04** | **148,504.60** |
| Common Stock - Reg C Funding | 449,862.98 | 275,238.96 |
| Retained Earnings | -288,531.71 | -288,531.71 |
| Net Income | -220,637.15 | |
| **Total Equity** | **$89,290.16** | **$135,211.85** |
| **TOTAL LIABILITIES AND EQUITY** | **$173,972.07** | **$219,757.37** |

# Cern Corporation

## Profit and Loss

### January - December 2023

| | TOTAL | |
| --- | ---: | ---: |
| | JAN - DEC 2023 | JAN - DEC 2022 (PP) |
| **Income** | | |
| **Total Income** | | |
| GROSS PROFIT | **$0.00** | **$0.00** |
| Expenses | | |
| 6000 RESEARCH & DEVELOPMENT | | |
| 6001 Outside Lab Expenses | | 3,909.63 |
| 6005 Consulting Exps - Engineering | 88,887.28 | 2,656.25 |
| 6020 Expensed Equipment - Engineering | 25,191.92 | 438.39 |
| 6050 Lab Supplies | 1,434.46 | 839.68 |
| 6100 R&D Expenses General | 8,811.95 | 5,191.71 |
| **Total 6000 RESEARCH & DEVELOPMENT** | **124,325.61** | **13,035.66** |
| 7000 SALES & MARKETING | | |
| 7005 Consulting- S&M | 4,671.95 | 814.40 |
| 7010 Advertising & Promotions | 3,733.21 | 20,362.18 |
| 7020 Trade Shows/ Conferences | 13,721.25 | 5,142.24 |
| 7201 Meals- S&M | 3,464.91 | 2,226.15 |
| 7205 Travel- S&M | | 642.72 |
| **Total 7000 SALES & MARKETING** | **25,591.32** | **29,187.69** |
| 8000 GENERAL & ADMINISTRATIVE | | |
| 8102 Legal - General | 2,781.97 | 26,863.82 |
| 8103 Legal - Patents | 28,375.34 | 25,218.00 |
| 8110 Office Supplies | 252.45 | 263.36 |
| 8195 Bank Fees | | 124.00 |
| 8201 Meals and Entertainment | 1,927.65 | 1,584.88 |
| 8205 Tolls & Parking | 113.44 | 4.00 |
| 8301 D&O Insurance | 1,769.14 | 6,945.25 |
| 8302 General Liability Insurance | 4,104.82 | |
| 8590 Software/ IT | 1,660.21 | 2,791.30 |
| Accounting Fees | 2,250.00 | 5,325.00 |
| Licenses/ Permits & Filing Fees | 995.06 | |
| Payroll Processing | 302.80 | |
| Payroll Tax Expenses | 2,123.00 | |
| Payroll Wages | 24,000.00 | |
| **Total 8000 GENERAL & ADMINISTRATIVE** | **70,655.88** | **69,119.61** |
| **Total Expenses** | **$220,572.81** | **$111,342.96** |
| NET OPERATING INCOME | **$ -220,572.81** | **$ -111,342.96** |
| Other Expenses | | |
| Interest Paid | 64.34 | 416.15 |
| **Total Other Expenses** | **$64.34** | **$416.15** |
| NET OTHER INCOME | **$-64.34** | **$-416.15** |
| NET INCOME | **$-220,637.15** | **$-111,759.11** |

# Cern Corporation

## Statement of Cash Flows

### January - December 2023

| | TOTAL |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | -220,637.15 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| 1300 Prepaid and Other Current Assets | |
| 1301 Prepaid and Other Current Assets:Prepaid Business Insurance (deleted) | |
| 1399 Accounts Receivable | |
| Inventory Asset | |
| Uncategorized Asset | |
| 2000 Accounts Payable | -874.25 |
| CC- Accrued Expenses | 1,010.64 |
| 2101 ACCRUED LIABILITIES (deleted):Accrued Legal - General (deleted) | |
| 2200 ACCRUED LIABILITIES (deleted) | |
| 2299 Other Payable- Founder | |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **136.39** |
| **Net cash provided by operating activities** | **$ -220,500.76** |
| **INVESTING ACTIVITIES** | |
| 1400 Fixed Assets | |
| 141O Fixed Assets:Equipment (deleted) | |
| **Net cash provided by investing activities** | **$0.00** |
| **FINANCING ACTIVITIES** | |
| 3000 Common Stock | |
| 3000 STOCKHOLDERS' EQUITY (deleted) | |
| 3001 Common Stock:Common Stock at Par | |
| 3100 Common Stock:APIC | 91.44 |
| 3110 Common Stock:APIC:Additional Paid-in Capital | |
| 3120 Common Stock:APIC:SE issuance costs | |
| 3300 Additional Paid-In Capital (deleted) | |
| Common Stock - Reg C Funding | 174,624.02 |
| Opening Balance Equity | |
| Retained Earnings | |
| **Net cash provided by financing activities** | **$174,715.46** |
| NET CASH INCREASE FOR PERIOD | **$ -45,785.30** |
| Cash at beginning of period | 219,757.37 |
| 1000 CASH (deleted) | |
| Cash & Cash Equivalent | |
| Cash & Cash Equivalent:Cash | |
| Cash & Cash Equivalent:Certificate of | |
| Deposit Undeposited Funds | 219,757.37 |
| **Total Cash at beginning of period** | **219,757.37** |
| CASH AT END OF PERIOD | **$173,972.07** |

<h1 style="text-align:center">Cern Corporation</h1>

<p style="text-align:center">Statement of Cash Flows</p>

<p style="text-align:center">January - December 2022</p>

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -111,759.11 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| 2000 Accounts Payable | 20,891.75 |
| CC- Accrued Expenses | 446.26 |
| 2299 Other Payable- Founder | 26,000.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **47,338.01** |
| **Net cash provided by operating activities** | **$ -64,421.10** |
| FINANCING ACTIVITIES | |
| 3100 Common Stock:APIC | -24.96 |
| Common Stock - Reg C Funding | 275,238.96 |
| **Net cash provided by financing activities** | **$275,214.00** |
| NET CASH INCREASE FOR PERIOD | **$210,792.90** |
| Cash at beginning of period | 8,964.47 |
| CASH AT END OF PERIOD | **$219,757.37** |

| | rted: Statk | | Co·11rnon:stodt | | Paid-in | A<:eumula | Stookb<dders' |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Optal | Deficit | Deficit |
| Inception | - | $ - | - | $ - | $ - | $ - | $ - |
| Issuance of founders stock | - | - | 2,000,000 | 2,000 | - | - | 2,000 |
| Shares issued for services | - | - | - | - | - | - | - |
| Contributed capital | - | - | 12,153,195 | 141,596 | 26,000 | - | 167,596 |
| Net income (loss) | - | - | - | - | - | (111,759) | (111,759) |
| 31-Dec-22 | - | $ - | 14,153,195 | 143,596 | S 26000 | $ 111759 | 51337 |
| | | | | | | | |
| Shares issued for services | - | - | - | - | - | - | - |
| Stock option compensation | - | - | - | - | - | - | - |
| Net income (loss) | - | - | - | (220,637) | - | (220,637) | (441,274) |
| 31-Dec-23 | - | $ . | 14,153,195 | $ 77 | S26000 | S | 437 |
| | | | | | | | |
| Shares issued for cash | - | - | 655,305 | 482,500 | | - | 482,500 |
| Conversion of preferred stock | - | - | - | - | - | - | - |
| Discount on convertible debt | - | - | - | - | - | - | - |
| Stock option compensation | - | - | - | - | - | | - |
| Net income (loss) | - | - | - | (220,637) | - | | (220,637) |
| 31-Dec-23 | - | I's - | 14,808,500 | 1$ 184,122 | S 26100/11 | 1$ c82 395> | $ (121, S'74) |

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

🟨 = amounts that come from P&L

🟦 = amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet



**NOTE 1 - NATURE OF OPERATIONS**

Cern Corporation Inc. was formed on Feb 10, 2016 ("Inception") in the State of California. The financial statements of Cern Corporation, which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Coto de Caza, CA 92679

Cern Corporation is in development of a medical device for treatment of yeast and bacterial gynecological infection of the lower GYN tract. Our core technology is based on the principals of low level microbicidal light.

**NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*

The Company will recognize revenues from sale of medical devices and receipt of proceeds when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Stock Based Compensation*

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

*Income Taxes*

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE3-DEBT**

The company has the following
1) Debt for accrued legal services payable when the company has a raise of $10M or greater.
2) Debt to CEO for cash advance to company of $26,000 occurring in 2022

**NOTE 4 - COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 5 -  STOCKHOLDERS' EQUITY

*Common Stock*
We have authorized the issuance of 54,000,000 shares of our common stock with par value of $0.001.  As of December 31$^{st}$, 2023 the company has currently issued 14,868,055 shares of our common stock.

The company has no preferred shares issued

## NOTE 6-   RELATED PARTY TRANSACTIONS
The company has an advance from founder Gregg A. Klang for an amount of $26,000 which carries an interest rate of 6%.

## NOTE7-SUBSEQUENTEVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31$^{st}$, 2023, the issuance date of these financial statements.  There have been no other events or transactions during this time which would have a material effect on these financial statements.



Gregg A. Klang, CEO
Cern Corporation Inc.

**CERTIFICATION – Form C-AR**

      I, Gregg A. Klang, Principal Executive Officer of Cern Corporation, hereby certify that the financial statements of Cern Corporation included in this Report are true and complete in all material respects.

*Gregg A. Klang*

Gregg A. Klang

CEO, Cern Corporation

Dated: April 18th, 2024

_____

Annette, M. Walker

Board Member, Cern Corporation

Dated:

_____

David C. Lagrew

Board Member, Cern Corporation

Dated:

# Cern Corporation

## Balance Sheet

As of December 31, 2023

| | TOTAL | |
|---|---|---|
| | AS OF DEC 31, 2023 | AS OF DEC 31, 2022 (PP) |
| **ASSETS** | | |
| Current Assets | | |
| Bank Accounts | | |
| Cash & Cash Equivalent | | |
| Cash | 73,972.07 | 219,757.37 |
| Certificate of Deposit | 100,000.00 | |
| **Total Cash & Cash Equivalent** | **173,972.07** | **219,757.37** |
| **Total Bank Accounts** | **$173,972.07** | **$219,757.37** |
| Other Current Assets | | |
| 1399 Accounts Receivable | 0.00 | 0.00 |
| **Total Other Current Assets** | **$0.00** | **$0.00** |
| **Total Current Assets** | **$173,972.07** | **$219,757.37** |
| **TOTAL ASSETS** | **$173,972.07** | **$219,757.37** |
| **LIABILITIES AND EQUITY** | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | | |
| 2000 Accounts Payable | 54,111.00 | 54,985.25 |
| **Total Accounts Payable** | **$54,111.00** | **$54,985.25** |
| Credit Cards | | |
| CC- Accrued Expenses | 2,058.35 | 1,047.71 |
| **Total Credit Cards** | **$2,058.35** | **$1,047.71** |
| Other Current Liabilities | | |
| 2299 Other Payable- Founder | 28,512.56 | 28,512.56 |
| **Total Other Current Liabilities** | **$28,512.56** | **$28,512.56** |
| **Total Current Liabilities** | **$84,681.91** | **$84,545.52** |
| **Total Liabilities** | **$84,681.91** | **$84,545.52** |
| Equity | | |
| 3000 Common Stock | | |
| 3001 Common Stock at Par | 148,596.04 | 148,596.04 |
| 3100 APIC | 0.00 | -91.44 |
| **Total 3000 Common Stock** | **148,596.04** | **148,504.60** |
| Common Stock - Reg C Funding | 449,862.98 | 275,238.96 |
| Retained Earnings | -288,531.71 | -288,531.71 |
| Net Income | -220,637.15 | |
| **Total Equity** | **$89,290.16** | **$135,211.85** |
| **TOTAL LIABILITIES AND EQUITY** | **$173,972.07** | **$219,757.37** |

# Cern Corporation

## Profit and Loss

### January - December 2023

|  | TOTAL | |
| --- | ---: | ---: |
|  | JAN - DEC 2023 | JAN - DEC 2022 (PP) |
| Income |  |  |
| **Total Income** |  |  |
| GROSS PROFIT | $0.00 | $0.00 |
| Expenses |  |  |
| 6000 RESEARCH & DEVELOPMENT |  |  |
|   6001 Outside Lab Expenses |  | 3,909.63 |
|   6005 Consulting Exps - Engineering | 88,887.28 | 2,656.25 |
|   6020 Expensed Equipment - Engineering | 25,191.92 | 438.39 |
|   6050 Lab Supplies | 1,434.46 | 839.68 |
|   6100 R&D Expenses General | 8,811.95 | 5,191.71 |
| **Total 6000 RESEARCH & DEVELOPMENT** | **124,325.61** | **13,035.66** |
| 7000 SALES & MARKETING |  |  |
|   7005 Consulting- S&M | 4,671.95 | 814.40 |
|   7010 Advertising & Promotions | 3,733.21 | 20,362.18 |
|   7020 Trade Shows/ Conferences | 13,721.25 | 5,142.24 |
|   7201 Meals- S&M | 3,464.91 | 2,226.15 |
|   7205 Travel- S&M |  | 642.72 |
| **Total 7000 SALES & MARKETING** | **25,591.32** | **29,187.69** |
| 8000 GENERAL & ADMINISTRATIVE |  |  |
|   8102 Legal - General | 2,781.97 | 26,863.82 |
|   8103 Legal - Patents | 28,375.34 | 25,218.00 |
|   8110 Office Supplies | 252.45 | 263.36 |
|   8195 Bank Fees |  | 124.00 |
|   8201 Meals and Entertainment | 1,927.65 | 1,584.88 |
|   8205 Tolls & Parking | 113.44 | 4.00 |
|   8301 D&O Insurance | 1,769.14 | 6,945.25 |
|   8302 General Liability Insurance | 4,104.82 |  |
|   8590 Software/ IT | 1,660.21 | 2,791.30 |
|   Accounting Fees | 2,250.00 | 5,325.00 |
|   Licenses/ Permits & Filing Fees | 995.06 |  |
|   Payroll Processing | 302.80 |  |
|   Payroll Tax Expenses | 2,123.00 |  |
|   Payroll Wages | 24,000.00 |  |
| **Total 8000 GENERAL & ADMINISTRATIVE** | **70,655.88** | **69,119.61** |
| **Total Expenses** | **$220,572.81** | **$111,342.96** |
| NET OPERATING INCOME | $ -220,572.81 | $ -111,342.96 |
| Other Expenses |  |  |
|   Interest Paid | 64.34 | 416.15 |
| **Total Other Expenses** | **$64.34** | **$416.15** |
| NET OTHER INCOME | $ -64.34 | $ -416.15 |
| NET INCOME | $ -220,637.15 | $ -111,759.11 |

# Cern Corporation

## Statement of Cash Flows

### January - December 2023

|  | TOTAL |
|---|---:|
| OPERATING ACTIVITIES | |
| Net Income | -220,637.15 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| 1300 Prepaid and Other Current Assets | |
| 1301 Prepaid and Other Current Assets:Prepaid Business Insurance (deleted) | |
| 1399 Accounts Receivable | |
| Inventory Asset | |
| Uncategorized Asset | |
| 2000 Accounts Payable | -874.25 |
| CC- Accrued Expenses | 1,010.64 |
| 2101 ACCRUED LIABILITIES (deleted):Accrued Legal - General (deleted) | |
| 2200 ACCRUED LIABILITIES (deleted) | |
| 2299 Other Payable- Founder | |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | 136.39 |
| **Net cash provided by operating activities** | **$ -220,500.76** |
| INVESTING ACTIVITIES | |
| 1400 Fixed Assets | |
| 1410 Fixed Assets:Equipment (deleted) | |
| **Net cash provided by investing activities** | **$0.00** |
| FINANCING ACTIVITIES | |
| 3000 Common Stock | |
| 3000 STOCKHOLDERS' EQUITY (deleted) | |
| 3001 Common Stock:Common Stock at Par | |
| 3100 Common Stock:APIC | 91.44 |
| 3110 Common Stock:APIC:Additional Paid-in Capital | |
| 3120 Common Stock:APIC:SE issuance costs | |
| 3300 Additional Paid-In Capital (deleted) | |
| Common Stock - Reg C Funding | 174,624.02 |
| Opening Balance Equity | |
| Retained Earnings | |
| **Net cash provided by financing activities** | **$174,715.46** |
| **NET CASH INCREASE FOR PERIOD** | **$ -45,785.30** |
| Cash at beginning of period | 219,757.37 |
| 1000 CASH (deleted) | |
| Cash & Cash Equivalent | |
| Cash & Cash Equivalent:Cash | |
| Cash & Cash Equivalent:Certificate of Deposit | |
| Undeposited Funds | |
| **Total Cash at beginning of period** | **219,757.37** |
| **CASH AT END OF PERIOD** | **$173,972.07** |

# Cern Corporation

## Statement of Cash Flows

### January - December 2022

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES |  |
| Net Income | -111,759.11 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| 2000 Accounts Payable | 20,891.75 |
| CC- Accrued Expenses | 446.26 |
| 2299 Other Payable- Founder | 26,000.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **47,338.01** |
| **Net cash provided by operating activities** | **$ -64,421.10** |
| FINANCING ACTIVITIES |  |
| 3100 Common Stock:APIC | -24.96 |
| Common Stock - Reg C Funding | 275,238.96 |
| **Net cash provided by financing activities** | **$275,214.00** |
| **NET CASH INCREASE FOR PERIOD** | **$210,792.90** |
| Cash at beginning of period | 8,964.47 |
| **CASH AT END OF PERIOD** | **$219,757.37** |